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                                                                       EXHIBIT 3

                                 CLOSING AGREEMENT


     The undersigned are parties to the certain Series A Preferred Stock Purchase Agreement dated as of February 16, 2001 ("Purchase Agreement"). This Closing Agreement ("Agreement") sets forth certain terms under which the parties agree to proceed with the Closing. The term Closing Date shall mean and refer to April 6, 2001; all other defined terms used but not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

     Breakaway Solutions, Inc ("Breakaway") hereby acknowledges that a number of the Purchasers' conditions to Closing, set forth in Section 5 of the Purchase Agreement ("Conditions") and in the Plan, have not been satisfied, and that the Purchasers therefore have no obligation to purchase the Initial Preferred Stock or to take any of the other actions that the Purchase Agreement provides for them to take. Breakaway is entering into this Agreement for the benefit of the Purchasers, and to induce them to proceed with the Closing. Moreover, Breakaway expressly acknowledges and agrees that the Purchasers have each relied, and will continue to rely, upon the representations, warranties and agreements made by Breakaway herein, in proceeding with the Closing and implementing the other provisions of the Purchase Agreement.

     Breakaway hereby represents, warrants and covenants as follows:

          1. Breakaway has delivered to the Purchasers good standing or qualification certificates for the following states: Arizona, California, Colorado, Delaware, Florida, Minnesota, New York, Pennsylvania, Texas and Wisconsin. Its good standing has lapsed in the following states due to its failure to file annual reports: Massachusetts and Illinois, but steps to reinstate it in good standing are currently in process and are expected to be completed by May 10, 2001. Breakaway is precluded from the use of the courts in such states, as a result. However, such preclusion shall not have a material adverse effect upon its business.

          2. An accurate and complete copy of the Report of Inspector relating to Breakaway's Special Meeting of Stockholders held on April 2, 2001 is attached hereto as Exhibit "A".

          3. Attached hereto as Exhibit "B" are accurate and complete copies of the notices given and filings made with The NASDAQ-Amex Market Group in connection with the transactions contemplated under the Purchase Agreement. Attached hereto as Exhibit "C" are accurate and complete copies of the correspondence between Breakaway and The NASDAQ-Amex Market Group with respect to Breakaway's issuance of shares of common stock to Invest, Inc., and the issuance of shares of Series A Preferred Stock to the Purchasers. Attached hereto as Exhibit "D" are accurate and complete copies of the correspondence from The NASDAQ-Amex Market Group to Breakaway with respect to its

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     possible delisting due to non-compliance with The NASDAQ-Amex Market Group listing requirement with respect to minimum stock price.

          4. The Worker Adjustment Retraining Notification Act ("Act") has not been triggered by nor is it applicable to any of the layoffs conducted by Breakaway to this date in 2001, including sequential layoffs in the same offices. It is anticipated that the Act will or may apply to the proposed closings of its offices in Maynard, MA in April 2001. To the extent the Act is applicable to such closings and such closings are effected, Breakaway will provide all applicable and appropriate notices required under the Act.

          5. Accurate and complete copies of resolutions adopted by Breakaway's Board of Directors are attached hereto as Exhibit "E". Such resolutions have not been altered, amended or repealed and remain in full force and effect as of the date hereof. Breakaway maintains Primary Director and Officer Liability Insurance in the amount of $5 million (per occurrence and in the aggregate), and $25 million of Excess Director and Officer Liability Insurance coverage. All such policies are fully paid and in force until October 2001.

          6. Breakaway is not in payment default under its equipment leasing facilities with Silicon Valley Bank ("SVB") and Transamerica Equipment Financial Services ("TEFS"). It is seeking to renegotiate its agreement with SVB to eliminate the covenant default thereunder which persists. Breakaway is seeking to terminate, pay down and refinance its facility with TEFS. Breakaway is in default under its leasing agreements with Deutsche Financial Services.

          7. Breakaway has also requested from SVB a working capital line of credit, secured by its accounts receivable, and access for various Breakaway customers to financing from SVB for certain payments made by them on those receivables. If it is unable to reach agreement with SVB on this financing, it will proceed with discussions with Heller Financial, Sunrock Capital Corp and others, regarding a similar financing.

          8. Through Argus Management, Breakaway has contacted approximately 66%
     (200) of its trade creditors with claims in excess of $5000 to establish payment plans, and has reached agreement or is in discussions with virtually all of those approached, including a number of Breakaway's major creditors. Argus Management continues to be engaged for this service by Breakaway, under an "at will" contract permitting its termination without penalty by Breakaway at any time.

          9. For the duration of Phoenix Management Services, Inc's engagement by Breakaway, all material disbursements to any vendors (by check or wire), and the incurrence of any material absolute or contingent liability to any person or entity, whether in a single or series of transactions, must be approved in writing or be specifically authorized by a representative of Phoenix.

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          10. Aptera has not to date exercised its option to extend the license beyond the initial term under the Software License Agreement of December 15, 2001, or paid the $3 million license fee contemplated thereunder.

          11. Breakaway will continue to research the bases for the purported forgiveness of indebtedness to Katalyst, LLC, and will give notice to rescind such forgiveness, and pursue full payment of the amount supposedly forgiven, if it is determined not to have been duly or properly authorized.

          12. The notes payable by Breakaway to the former Zartis shareholders are being renegotiated, with the objective of significantly reducing the aggregate obligation and/or restructuring the payment obligation such that it can be met over a period of years.

          13. Breakaway has provided to the Purchasers copies of the entire contents of its minute books, including without limitations, those relating to all meetings and consents of directors held or circulated during 2000, and 2001 to date.

     In consideration of the foregoing, and in reliance thereupon, the Purchasers have elected to proceed with the Closing, notwithstanding that a number of Conditions have not been satisfied, including without limitation the Condition that there be no material adverse change in the financial condition of Breakaway. By agreement, SCP will by fundings today and Monday April 9, 2001, fund an aggregate of $2.9 million, and ICG will fund an aggregate of $1.45 million, in each case subject to such deductions and charges as are indicated to Breakaway in connection with such fundings. Breakaway hereby reaffirms the Plan, and acknowledges that by its terms, the Plan shall survive the Closing and remain in effect until complied with in full to the satisfaction of the Purchasers. The parties hereto agree that the Closing shall be fully effective, upon consummation, notwithstanding that certain of the Conditions have not been satisfied by Breakaway.


     IN WITNESS WHEREOF, the Purchasers do hereby accept and agree to the foregoing, and the parties have executed this Agreement on and as of April 6, 2001.



                            BREAKAWAY SOLUTIONS, INC.

                            By:  /s/ William P. Loftus
                                ---------------------------------------------
                                Name: William P. Loftus
                                Title: President and Chief Executive Officer


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                             SCP PRIVATE EQUITY PARTNERS II, L.P.
                             By: SCP Private Equity II General Partner, L.P.,
                                   its General Partner
                             By: SCP Private Equity II, LLC, its Manager


                             By:  /s/ Wayne B. Weisman
                                 ---------------------------------------------
                                 Name: Wayne B. Weisman
                                 Title: Manager



                             ICG HOLDINGS, INC.


                             By:  /s/ Henry N. Nassau
                                 ---------------------------------------------
                                 Name:  Henry N. Nassau
                                 Title: Vice President and Secretary